FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE

13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release regarding the unaudited financial results of AirMedia Group Inc. for the fourth quarter and fiscal year ended December 31, 2007	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

	By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer

Date: February 26, 2008

Exhibit 99.1

AirMedia Group Inc. Reports Fourth Quarter and Fiscal Year 2007 Unaudited

Financial Results

Beijing, China – February 25, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Fourth Quarter 2007 Financial Highlights

•	Total revenues increased 164.4% year-over-year and 53.3% sequentially to US$16.3 million;

•	Net revenues increased 168.6% year-over-year and 54.0% sequentially to US$15.6 million;

•	Net income increased 273.1% year-over-year to US$6.1 million. Basic and diluted income per ADS was both US$0.09;

•

Adjusted income (a non-GAAP measure), which excluded share-based compensation expenses and amortization of acquired intangible assets, increased 310.6% year-over-year and 121.8% sequentially to US$7.0 million. Adjusted basic and diluted income per ADS (a non-GAAP measure) was US$0.14 and US$0.12, respectively.

“AirMedia achieved solid growth during the fourth quarter, as we experienced further expansion of our revenue base through increased utilization of our product offerings by both new and existing clients,” remarked Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “This growth was complemented by the implementation of several critical business initiatives, specifically the launching of our new digital frames network, which quickly received strong customer demand and contributed to our strong results this quarter and will continue to drive AirMedia’s growth.”

Fiscal Year 2007 Financial Highlights

•	Total revenues increased 130.8% year-over-year to US$43.6 million

•	Net revenues increased 132.1% year-over-year to US$41.6 million;

•

Net loss was US$5.1 million, which included a one-time share-based compensation expense of US$17.5 million in the third quarter of 2007, as compared to net income of $4.1 million in 2006. Basic and diluted loss per ADS was both US$0.23;

•

Adjusted income (a non-GAAP measure), which excluded share-based compensation expenses and amortization of acquired intangible assets, increased 245.8% year-over-year to US$14.2 million. Adjusted basic and diluted income per ADS (a non-GAAP measure) was both US$0.38.

“2007 was an important and successful year for AirMedia. Our Initial Public Offering on the NASDAQ market was well received and has strengthened our position as the largest digital media network operator in the air travel advertising field,” continued Herman Man Guo. “We have recently signed several important agreements with both our suppliers and clients. The business momentum and interest we have generated during the past year leaves us in an excellent position for 2008.”

Fourth Quarter 2007 Financial Results

Net Revenues

Total revenues by product line for the fourth quarter of 2007, the third quarter of 2007 and the fourth quarter of 2006 were as follows (numbers in USD 000’s except for percentage):

	Quarter Ended December 31, 2007	% of Total Revenues	Quarter Ended September 30, 2007	% of Total Revenues	Quarter Ended December 31, 2006	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Digital TV screens in airports	9,408	57.8%	6,953	65.4%	2,944	47.8%	219.6%	35.3%
Digital TV screens on airplanes	4,141	25.4%	2,550	24.0%	1,992	32.3%	107.9%	62.4%
Digital frames in airports	1,263	7.8%	—	—	—	—	—	—
Other displays	1,475	9.0%	1,122	10.6%	1,225	19.9%	20.4%	31.5%

Total revenues	16,287	100.0%	10,625	100.0%	6,161	100.0%	164.4%	53.3%

Net revenues	15,606		10,137		5,810		168.6%	54.0%

Total revenues for the fourth quarter of 2007 reached US$16.3 million, representing a year-over-year increase of 164.4% from US$6.2 million in the same period one year ago and a sequential increase of 53.3% from US$10.6 million in the previous quarter. The year-over-year and sequential increases were due to the increases of revenues from all of our product lines.

Revenues from digital TV screens in airports for the fourth quarter of 2007 grew 219.6% year–over-year and 35.3% sequentially to US$9.4 million. The year-over-year increase was due to the increase of average advertising revenue per time slot sold (or “ASP”) and utilization rate. Please refer to “Summary of Selected Operating Data” for detailed definitions. The sequential increase was due to the increase of utilization rate. Utilization rate increased by 1.8 percentage points year-over-year and 7.4 percentage points sequentially to 40.8% due to continued sales efforts and better acceptance of AirMedia’s digital media by advertisers. ASP increased 47.9% year-over-year and decreased 6.3% sequentially to US$1,023. The year-over-year increase of ASP was because AirMedia increased its listing prices of all digital screens in airports twice by over 30% respectively in the beginning of April 2007 and October 2007. The sequential decrease of ASP was due to the increase of the utilization rate of airports in the second and third tier cities with lower listing and selling prices, accounting for a greater percentage of revenues from digital TV screens in airports.

Revenues from digital TV screens on airplanes for the fourth quarter of 2007 grew 107.9% year–over-year and 62.4% sequentially to US$4.1 million primarily due to the increase of ASP and utilization rate. ASP increased 98.2% year-over-year and 7.5% sequentially to US$14,957. The year-over-year increase of ASP was because AirMedia increased its listing prices of digital screens on all airlines twice by over 30% respectively in the beginning of April 2007 and October 2007. Utilization rate increased 0.5 percentage points year-over-year and 19.8 percentage points sequentially to 61.6%. Utilization rate increased due to continued sales efforts and better acceptance of AirMedia’s digital media by advertisers.

We started to generate revenues from digital frames in airports in December 2007 from the placement of clients’ advertisements on the newly-upgraded digital frames at Terminal 2 of Beijing Capital International Airport since the beginning of December 2007. As of December 31, 2007, AirMedia completed the installation of digital frame network at Terminals 2 and 3 of Beijing Capital International Airport. The Company expects that revenues from digital frames will constitute a significant part of total revenues in 2008.

Please refer to “Summary of Selected Operating Data” for more operating data.

Business tax and other sales tax for the fourth quarter of 2007 was 681,000, representing a year-over-year increase of 94.0% from 351,000 in the same period one year ago and a sequential increase of 39.5% from 488,000 in the previous quarter due to our business expansion.

Net revenues for the fourth quarter of 2007 reached US$15.6 million, representing a year-over-year increase of 168.6% from US$5.8 million in the same period one year ago and a sequential increase of 54.0% from US$10.1 million in the previous quarter. The year-over-year and sequential increases were due to the increase of total revenues.

Cost of Revenues

Cost of revenues for the fourth quarter of 2007 was US$7.1 million, representing a year-over-year increase of 141.4% from US$2.9 million in the same period one year ago and a sequential increase of 36.7% from US$5.2 million in the previous quarter. The year-over-year and sequential increases of cost of revenues were due to the increases of concession fees and other components of cost of revenues. Cost of revenues as a percentage of net revenues in the fourth quarter of 2007 decreased to 45.6% from 50.7% in the same period one year ago and 51.4% in the previous quarter because the cost of revenues did not increase in line with the increase of net revenues.

AirMedia incurs concession fees to airports for placing and operating digital TV screens and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with a yearly escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years. Concession fees for the fourth quarter of 2007 were US$3.5 million, representing a year-over-year increase of 79.6% from US$1.9 million in the same period one year ago and a sequential increase of 15.4% from US$3.0 million in the previous quarter due to additional concession contracts. Concession fees as a percentage of net revenues in the fourth quarter of 2007 decreased to 22.4% from 33.5% in the same period one year ago and 29.9% in the previous quarter because concession fees did not increase in line with the increase of net revenues.

Gross Profit

Gross profit for the fourth quarter of 2007 was US$8.5 million, representing a year-over-year increase of 196.6% from US$2.9 million in the same period one year ago and a sequential increase of 72.2% from US$4.9 million in the previous quarter.

Gross profit as a percentage of net revenues for the fourth quarter of 2007 was 54.4%, up from 49.3% in the same period one year ago and 48.6% in the previous quarter. The increase of gross margin was because cost of revenues did not increase in line with the increase of net revenues.

Operating Expenses

Operating expenses for the fourth quarter of 2007, the third quarter of 2007 and the fourth quarter of 2006 were as follows (numbers in USD 000’s except for percentage):

	Quarter Ended December 31, 2007	% of Net Revenues	Quarter Ended September 30, 2007	% of Net Revenues	Quarter Ended December 31, 2006	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	1,823	11.7%	1,146	11.3%	836	14.4%	118.1%	59.1%
General and administrative expenses	1,910	12.2%	19,135	188.8%	447	7.7%	327.3%	-90.0%

Total operating expenses	3,733	23.9%	20,281	200.1%	1,283	22.1%	191.0%	-81.6%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	2,893	18.5%	1,886	18.6%	1,229	21.2%	135.4%	53.4%

Total operating expenses for the fourth quarter of 2007 were US$3.7 million, representing a year-over-year increase of 190.9% from US$1.3 million in the same period one year ago and a sequential decrease of 81.6% from US$20.3 million in the previous quarter.

Total operating expenses for the fourth quarter of 2007 included share-based compensation expenses of US$774,000 while there were no share-based compensation expenses in the same period one year ago. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for the fourth quarter of 2007 were US$2.9 million, representing a year-over-year increase of 135.4% from US$1.2 million in the same period one year ago and a sequential increase of 53.4% from US$1.9 million in the previous quarter. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues (a non-GAAP measure) in the fourth quarter of 2007 decreased to 18.5% from 21.2% in the same period one year ago and 18.6% in the previous quarter.

Selling and marketing expenses for the fourth quarter of 2007 were US$1.8 million including $174,000 in share-based compensation expenses, representing a year-over-year increase of 118.1% from US$836,000 in the same period one year ago and a sequential increase of 59.1% from US$1.1 million in the previous quarter. The year-over-year increase was primarily due to expansion of the direct sales force and share-based compensation expenses in connection with the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007. The sequential increase was primarily due to expansion of the direct sales force.

General and administrative expenses for the fourth quarter of 2007 were US$1.9 million including $600,000 in share-based compensation expenses, representing a year-over-year increase of 327.1% from US$447,000 in the same period one year ago and a sequential decrease of 90.0% from US$19.1 million in the previous quarter. The year-over-year increase was primarily due to headcount increases, higher professional expenses and share-based compensation expenses in connection with the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007. The sequential decrease was primarily because that there was a one-time share-based compensation expense of US$17.5 million included in the third quarter of 2007 in connection with the one-time share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of the company to Mr. Herman Man Guo in recognition of his service as Chairman and Chief Executive Officer.

Income from Operations

Income from operations for the fourth quarter of 2007 was US$4.8 million, representing a year-over-year increase of 201.3% from US$1.6 million in the same period one year ago and a sequential increase from loss from operations of US$15.4 million in the previous quarter.

Income from operations excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for the fourth quarter of 2007 was 5.6 million, representing a year-over-year increase of 242.7% from 1.6 million in the same period one year ago and a sequential increase of 83.8% from 3.0 million. Operating margin excluding the effect of share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for the fourth quarter of 2007 was 35.9%, as compared to 28.1% in the same period one year ago and 30.0% in the previous quarter.

Net Income

Net income for the fourth quarter of 2007 was US$6.1 million, representing a year-over-year increase of 273.1% from US$1.6 million in the same period one year ago and a sequential increase from net loss of US$15.3 million in the previous quarter. The US GAAP diluted income per ADS for the fourth quarter of 2007 was US$0.09, compared to US GAAP diluted income per ADS of US$0.02 in the same period one year ago and US GAAP diluted loss per ADS of US$0.54 in the previous quarter.

Adjusted income (a non-GAAP measure) for the further quarter of 2007, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$7.0 million, representing a year-over-year increase of 310.6% from US$1.7 million in the same period one year ago and a sequential increase of 121.8% from US$3.1 million in the previous quarter. Diluted adjusted income per ADS (a non-GAAP measure) for the fourth quarter of 2007 was US$0.12, as compared to diluted adjusted income per ADS of US$0.06 in the same period one year ago and diluted adjusted income per ADS of US$0.10 in the previous quarter.

Please refer to the attached table for a reconciliation of net income/loss and basic and diluted income/loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

Fiscal Year 2007 Financial Results

Net Revenues

Total revenues by product line for fiscal year 2007 and fiscal year 2006 were as follows (figures in USD 000’s except for percentage):

	Year Ended December 31, 2007	% of Total Revenues	Year Ended December 31, 2006	% of Total Revenues	Y/Y Growth rate
Digital TV screens in airports	26,921	61.7%	10,502	55.6%	156.3%
Digital TV screens on airplanes	11,093	25.4%	4,868	25.8%	127.9%
Digital frames in airports	1,263	2.9%	—	—	—
Other displays	4,334	10.0%	3,526	18.6%	22.9%

Total revenues	43,611	100.0%	18,896	100.0%	130.8%

Net revenues	41,628		17,935		132.1%

Total revenues for the fiscal year 2007 were US$43.6 million, representing a year-over-year increase of 130.8% from US$18.9 million in fiscal year 2006. The year-over-year increase was due to the increases of revenues from all of our product lines.

Revenues from digital TV screens in airports for fiscal year 2007 grew 156.3% year-over-year to US$26.9 million primarily due to the increase of ASP and utilization rate. ASP increased 30.2% year-over-year to US$949. The Company increased its listing prices of digital screens in all airports twice by over 30% each time in the beginning of October 2007 and April 2007. Utilization rate increased by 2.9 percentage points year-over-year to 36.6% due to continued sales efforts and higher acceptance of AirMedia’s digital media by advertisers. The absolute growth rate of the utilization rate was offset by the increase of the number of airports in operation, which increased to 39 airports at the end of December 31, 2007 from 28 airports at the end of December 31, 2006, and the increase of the length of the advertising cycle in airports from 20 minutes per hour of the programs to 25 minutes per hour in the beginning of 2007.

Revenues from digital TV screens on airplanes for fiscal year 2007 grew 127.9% year-over-year to US$11.1 million primarily due to the increase of ASP and the utilization rate. ASP increased 53.2% year-over-year to US$13,132. The Company increased its listing prices of digital screens on all the airlines twice by over 30% each time in the beginning of April 2007 and October 2007. Utilization rate increased by 6.3 percentage points year-over-year to 48.2% due to continued sales efforts and better acceptance of AirMedia’s digital media by advertisers.

Please refer to “Summary of Selected Operating Data” for more operating data.

Business tax and other sales tax for fiscal year 2007 was 2.0 million, representing a year-over-year increase of 106.3% from 961,000 in fiscal year 2006 due to our business expansion.

Net revenues for the fiscal year 2007 were US$41.6 million, representing a year-over-year increase of 132.1% from US$17.9 million in fiscal year 2006. The year-over-year increase was due to the increases of total revenues.

Cost of Revenues

Cost of revenues for fiscal year 2007 was US$21.4 million, representing a year-over-year increase of 112.8% from US$10.0 million in fiscal year 2006. The year-over-year and sequential increases of cost of revenues were due to the increases of concession fees and other components of cost of revenues. Cost of revenues as a percentage of net revenues in fiscal year 2007 decreased to 51.3% from 56.0% in fiscal year 2006 primarily because cost of revenues did not increase in line with the increase of net revenues.

Concession fees for fiscal year 2007 were US$12.0 million, representing a year-over-year increase of 77.4% from US$6.8 million in fiscal year 2006 due to additional new concession contracts. Concession fees as a percentage of net revenues in fiscal year 2007 decreased to 28.8% from 37.7% in fiscal year 2006 because concession fees did not increase in line with the increase of net revenues.

Gross Profit

Gross profit for fiscal year 2007 was US$20.3 million, representing a year-over-year increase of 156.7% from US$7.9 million in the same period one year ago.

Gross profit as a percentage of net revenues for fiscal year 2007 was 48.7%, up from 44.0% in fiscal year 2006. The increase of gross margin was primarily because cost of revenues did not increase in line with the increase of net revenues.

Operating Expenses

Operating expenses for fiscal year 2007 and fiscal year 2006 were as follows (figures in USD 000’s except for percentage):

	Year Ended December 31, 2007	% of Net Revenues	Year Ended December 31, 2006	% of Net Revenues	Y/Y Growth rate
Selling and marketing expenses	4,813	11.6%	2,751	15.3%	75.0%
General and administrative expenses	21,982	52.8%	1,293	7.2%	1600.1%

Total operating expenses	26,795	64.4%	4,044	22.5%	562.6%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	7,436	17.9%	3,990	22.2%	86.4%

Total operating expenses for fiscal year 2007 were US$26.8 million, representing a year-over-year increase of 562.6% from US$4.0 million in fiscal year 2006.

Total operating expenses for fiscal year 2007 included share-based compensation expenses of US$19.1 million while there were no share-based compensation expenses in fiscal year 2006. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for fiscal year 2007 were US$7.4 million, a year-over-year increase of 86.4% from US$4.0 million in fiscal year 2006. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues (a non-GAAP measure) in fiscal year 2007 decreased to 17.9% from 22.2% in fiscal year 2006.

Selling and marketing expenses for fiscal year 2007 were US$4.8 million including US$274,000 in share-based compensation expenses, representing a year-over-year increase of 75.0% from US$2.8 million in fiscal year 2006. The year-over-year increase was primarily due to expansion of the direct sales force and share-based compensation expenses in connection with the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007.

General and administrative expenses for fiscal year 2007 were US$22.0 million including $18.8 million in share-based compensation expenses, representing a year-over-year increase of 1600.1% from US$1.3 million in fiscal year 2006. The year-over-year increase was primarily due to the increase of share-based compensation expenses in connection with the one-time share transfer of 5,000,000 ordinary shares in September 2007 as explained above and the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007, headcount increases and higher professional expenses.

Income from Operations

Loss from operations for fiscal year 2007 was US$6.5 million, as compared to income from operations of US$3.9 million in fiscal year 2006.

Income from operations excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for fiscal year 2007 was 12.8 million, representing a year-over-year increase of 228.4% from 3.9 million in fiscal year 2006. Operating margin excluding the effect of share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure) for fiscal year 2007 was 30.8%, as compared to 21.8% in fiscal year 2006.

Net Income

Net loss for fiscal year 2007 was US$5.1 million, as compared to net income of US$4.1 million in fiscal year 2006. The US GAAP diluted loss per ADS for fiscal year 2007 was US$0.23, as compared to US GAAP diluted income per ADS of US$0.06 in fiscal year 2006.

Adjusted income (a non-GAAP measure) for fiscal year 2007, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$14.2 million, representing a year-over-year increase of 245.8% from US$4.1 million in fiscal year 2006. Diluted adjusted income per ADS (a non-GAAP measure) for fiscal year 2007 was US$0.38, as compared to diluted adjusted income per ADS of US$0.14 in fiscal year 2006.

Please refer to the attached table for a reconciliation of net income/loss and basic and diluted income/loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

“We demonstrated strong financial results during both the fourth quarter and full year of 2007, and delivered increased revenues while effectively managing our costs,” remarked Conor Chiahung Yang, Chief Financial Officer of AirMedia. “Due to these efforts, we expect our results to improve in the coming quarters as we continue to sign new concession contracts and obtain more business from our clients.”

Other Recent Developments

In January 2008, AirMedia entered into a new concession contract with China National Aviation Media & Advertising Company, a subsidiary company of China National Aviation Holding Company, to operate additional 3-minute advertising time on the airplanes of Air China from March 1, 2008 to June 31, 2009, which will increase its capacity to meet the high demand for Air China’s advertisements from clients.

AirMedia increased its listing prices of digital TV screens in four selected airports starting from January 1, 2008, including over 50% in Beijing and over 15% in Shanghai, Shenzhen and Chengdu. AirMedia also increased its listing prices in digital frames of Beijing Capital International Airport by over 30% starting from January 1, 2008.

By the end of December 2007, AirMedia completed the installation of digital frames at Terminals 2 and 3 of Beijing Capital International Airport. AirMedia also installed 328 digital TV screens at Terminal 3 which increased AirMedia’s total number of digital TV screens in Beijing Capital International Airport to over 420.

Ken Zijian Zeng, former General Manager of Asiaray Media Group, joined AirMedia as Executive President in January 2008. His joining will further strengthen AirMedia’s relationship with its partners and enlarge its customer base.

Business Outlook

As a result of current business visibility, AirMedia currently expects the following financial results for the first quarter of 2008:

•

Total Revenues for the first quarter of 2008 will be in an amount ranging from US$19.0 million to US$21.0 million, representing a year-over-year increase of 130.9% to 155.2% from the same period of 2007;

The above forecast reflects AirMedia’s current and preliminary view, which is subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended December 31, 2007		Quarter Ended September 30, 2007		Quarter Ended December 31, 2006		YOY Growth Rate	QOQ Growth Rate	Year Ended December 31, 2007		Year Ended December 31, 2006		YOY Growth Rate
Digital TV screens in airports
Number of airports in operation		39		37		28	39.3%	5.4%		39		28	39.3%
Number of time slots available for sale (1)		22,557		19,050		10,920	106.6%	18.4%		77,574		42,800	81.2%
Number of time slots sold (2)		9,198		6,364		4,256	116.1%	44.5%		28,359		14,409	96.8%
Utilization rate (3)		40.8%		33.4%		39.0%	1.8%	7.4%		36.6%		33.7%	2.9%
Average advertising revenue per time slot sold (4)	US$	1,023	US$	1,092	US$	692	47.8%	-6.3%	US$	949	US$	729	30.2%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	—	—		9		9	—
Number of time slots available for sale (1)		450		438		432	4.2%	2.7%		1,752		1,356	29.2%
Number of time slots sold (2)		277		183		264	4.9%	51.4%		845		568	48.8%
Utilization rate (3)		61.6%		41.8%		61.1%	0.5%	19.8%		48.2%		41.9%	6.3%
Average advertising revenue per time slot sold (5)	US$	14,957	US$	13,916	US$	7,548	98.2%	7.5%	US$	13,132	US$	8,572	53.2%

Notes:

(1)	We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units sold during the period presented.
(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(4)	Average advertising revenue per time slot sold for digital TV screens in airports is calculated by dividing our revenues derived from digital TV screens in airports by the number of time slots sold for digital TV screens in airports.
(5)	Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold for digital TV screens on airplanes.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the fourth quarter 2007 earnings at 8:00 PM U.S. Eastern Time on February 25, 2008 (5:00 PM U.S. Pacific Time on February 25, 2008; 9:00 AM Beijing/Hong Kong time on February 26, 2008).

AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions. The toll-free number for U.S. participants is +1 866 271 5140. The toll number for UK participants is +44 207 365 8426. The toll number for Hong Kong participants is +852 3002 1672. The toll number for other international participants is +1 617 213 8893. The pass code for all participants is AMCN.

A replay of the call will be available for 1 week between 10:00 pm Eastern Time on February 25, 2008 and 10:00 pm Eastern Time on March 3, 2008. The toll-free number for U.S callers is +1 888 286 8010 and the dial-in number for international callers is +1 617 801 6888. The pass code for the replay is 19666414.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the AirMedia corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including (1) amortization of non-cash stock-based compensation expense, (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Note to the Financial Information

The financial information disclosed above is unaudited. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate 46-inch digital frames and large size digital frames ranging from 63 to 70 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash	210,915	2,086
Accounts receivable	13,478	5,261
Prepaid concession fees	13,130	1,204
Other current assets	2,393	1,377
Deferred tax assets - current	95	81

Total current assets	240,011	10,009
Acquired intangible assets, net	4,862	4,885
Property and equipment, net	15,985	4,519
Long term deposits	4,706	750
Long-term investment	788	—
Deferred tax assets - non-current	507	384

TOTAL ASSETS	266,859	20,547

Liabilities
Current liabilities:
Accounts payable	4,666	2,863
Accrued expenses and other current liabilities	1,309	1,297
Deferred revenue	1,712	1,162
Income tax payable	32	—
Amounts due to related parties	11	2,366
Amounts due to shareholders	—	211

Total current liabilities	7,730	7,899

Non-current liabilities:
Deferred tax liability - non-current	1,527	1,612

Total liabilities	9,257	9,511

Minority interest	(3)	(1)
Series A convertible redeemable preferred shares	—	13,736
Series A subscription receivable	—	(2,920)
Shareholders’ equity
Ordinary shares	133	62
Ordinary shares subscription receivable	—	(62)
Additional paid-in capital	263,130	—
Statutory reserve	1,782	102
Accumulated deficiency	(10,317)	(174)
Accumulated other comprehensive income	2,877	293

Total shareholders’ equity	257,605	221

TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND SHAREHOLDERS’ EQUITY	266,859	20,547

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended			Year Ended
	Dec. 31, 2007	Sep. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Revenues	16,287	10,625	6,161	43,611	18,896
Business tax and other sales tax	(681)	(488)	(351)	(1,983)	(961)

Net revenues	15,606	10,137	5,810	41,628	17,935

Cost of revenues	7,117	5,206	2,948	21,365	10,040

Gross profit (loss)	8,489	4,931	2,862	20,263	7,895

Operating expenses:
Selling and marketing *	1,823	1,146	836	4,813	2,751
General and administrative *	1,910	19,135	447	21,982	1,293
Total operating expenses	3,733	20,281	1,283	26,795	4,044

Income/(loss) from operations	4,756	(15,350)	1,579	(6,532)	3,851

Interest income	1,369	303	6	1,745	17

Income/(loss) before income taxes and minority interest	6,125	(15,047)	1,585	(4,787)	3,868

Income tax expense	(181)	51	(57)	(195)	(197)
- Current	32			32
- Deferred	(213)	51	(57)	(227)	(197)

Net income/(loss) before minority interest	6,306	(15,098)	1,642	(4,592)	4,065
Minority interest	(4)	3	1	2	1
Loss from equity accounted investment	(174)	(158)	—	(520)	—
Net income (loss)	6,128	(15,253)	1,643	(5,110)	4,066

Deemed dividend on series A convertible redeemable preferred shares- Accretion of redemption premium	(127)	(361)	(363)	(1,201)	(1,440)

Deemed dividend on series B convertible redeemable preferred shares- Accretion of redemption premium	(523)	(1,302)	—	(2,152)	—

Net income/(loss) attributable to holders of ordinary shares	5,478	(16,916)	1,280	(8,463)	2,626

Net Income allocated for computing EPS Ordinary shares - Basic	4,689	(16,916)	799	(8,463)	1,639
Net Income allocated for computing EPS preferred A shares - Basic	655	361	844	1,201	2,427
Net Income allocated for computing EPS preferred B shares - Basic	783	1,302	—	2,152	—
Net income used in calculating Income per ordinary share - diluted	4,689	(16,916)	799	(8,463)	1,639

Net income/(loss) per ordinary share
- basic	$0.04	$(0.27)	$0.01	$(0.12)	$0.03
- diluted	$0.04	$(0.27)	$0.01	$(0.12)	$0.03

Net income/(loss) per ADS
- basic	$0.09	$(0.54)	$0.02	$(0.23)	$0.06
- diluted	$0.09	$(0.54)	$0.02	$(0.23)	$0.06

Net income/(loss) per Series A preferred share	$0.05	$0.01	$0.02	$0.04	$0.06
Net income/(loss) per Series B preferred share	$0.12	$0.08	—	$0.32	—

Weighted average ordinary shares outstanding used in computing net income per ordinary share - basic	106,154,347	62,617,391	62,400,000	73,469,589	62,400,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share - diluted	108,713,868	62,617,391	62,400,000	73,469,589	62,400,000
share used in calculating net income/(loss) per Series A preferred share - basic	13,465,217	37,382,609	37,600,000	31,461,918	37,600,000
share used in calculating net income/(loss) per Series B preferred share - basic	6,608,696	16,000,000	—	6,706,849	—

* share-based compensation charges included are as follow:
Selling and marketing	174	100	—	274	—
General and administrative	600	18,231	—	18,831	—

AirMedia Group Inc.

RECONCILIATION OF GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended			Year Ended
	Dec. 31, 2007	Sep. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
GAAP net income attributable to shareholders	6,128	(15,253)	1,643	(5,110)	4,066
Amortization of acquired intangible assets	66	64	54	254	54
Share-based compensation	774	18,331	—	19,105	—

Adjusted income	6,968	3,142	1,697.00	14,249	4,120

Basic adjusted income/(loss) per share	$0.07	$0.05	$0.03	$0.19	$0.07
Diluted adjusted income/(loss) per share	$0.06	$0.05	$0.03	$0.19	$0.07

Basic adjusted income/(loss) per ADS	$0.14	$0.10	$0.06	$0.38	$0.14
Diluted adjusted income/(loss) per ADS	$0.12	$0.10	$0.06	$0.38	$0.14

Shares used in computing adjusted basic income/(loss) per share	106,154,347	62,617,391	62,400,000	73,469,589	62,400,000
Shares used in computing adjusted diluted income/(loss) per share	108,713,868	62,617,391	62,400,000	73,469,589	62,400,000

Note: The Non-GAAP adjusted income per share and per ADS are computed using Non-GAAP adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.